SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

August 1, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press releases issued by the Company on August 1, 2007.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M Chilstrom /MH/

Robert M. Chilstrom

cc: Maarten Thompson

dw 8/3

Wolters Kluwer

RECEIVED
2007 AUG -3 A 5:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wolters Kluwer Half-Year 2007 Results
Organic Revenue Growth of 3%, EBITA Up 21%, Ordinary Earnings Per Share Increased 18%
Full-Year Outlook Reiterated

Amsterdam (August 1, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced half-year 2007 results posting organic revenue growth of 3% and an increase in ordinary earnings per share of 18% (28% in constant currencies). Strong performance in organic growth and EBITA from the Corporate & Financial Services and Legal, Tax & Regulatory Europe divisions fueled overall results. Performance of the Health and Tax, Accounting & Legal divisions for the first half of 2007 was in line with expectations. The sale of the Education division was successfully completed in June. The company reiterates its full-year 2007 guidance.

Highlights include[1]:

Six months ended June 30, 2007:

- Revenues of €1,677 million, a 2% increase over the first half of 2006 (€1,645 million)
- Organic revenue growth of 3%, in line with full-year outlook (half year 2006: 2%)
- Continued strong growth of revenues from electronic products (48% of total revenues), double-digit online growth, and strong growth from services (16% of total revenues)
- Ordinary EBITA of €304 million, an increase of 21% over the first half of 2006 (€251 million)
- Ordinary EBITA margin of 18% (half-year 2006: 15%)
- Structural cost savings of €76 million, an increase of 31% over the first half of 2006
- Free cash flow of €118 million (half-year 2006: €154 million, impacted by one-time tax refund)
- Divestment of Education generated a book profit of €595 million and net proceeds of €665 million

Second-quarter 2007:

- Revenues of €830 million, slightly above second-quarter 2006 (€827 million)
- Organic revenue growth of 2%
- Ordinary EBITA of €146 million, an increase of 17% over second-quarter 2006 (€125 million)
- Ordinary EBITA margin of 18% (second-quarter 2006: 15%)
- Structural cost savings of €39 million, an increase of 30% over second-quarter 2006
- Free cash flow of €16 million (second-quarter 2006: €72 million, impacted by one-time tax refund)

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's half-year performance:

"Wolters Kluwer's half-year results are in line with expectations as we focus on executing our strategy to accelerate profitable growth by growing our leading positions, capturing key adjacencies, exploiting our global scale and scope, and embedding operational excellence throughout Wolters Kluwer. Our strong performance in key markets, in particular from Corporate & Financial Services in the U.S. and Legal, Tax & Regulatory Europe, combined with good online and software growth, continued strengthening of our margins, and significant cost savings, has put us on track to meet our 2007 outlook.

"Additionally, the successful sale of our Education division enables us to further invest in strategic areas of our portfolio and undertake the share buy-back program we began in June, through which we are committed to return even greater value to our shareholders.

"Operationally, the business continues to gain momentum as we build on the foundation established by our successful three-year plan completed in 2006. With continued investments in product development, sales and marketing, and operational excellence we are confident we will meet our objective to accelerate profitable growth in 2007 and beyond."

[1] Half-year and second-quarter 2007 results reflect the Education division as discontinued operations following the March 26, 2007, announcement of its sale. 2006 results have been restated accordingly.

Wolters Kluwer

Key highlights by division:

Health: Overall flat organic revenue growth for the half year in line with expectations, with double-digit growth in Clinical Solutions and strong growth in Medical Research, offset by price compression in Healthcare Analytics' targeting and compensation product line, and the timing of wholesaler book orders at Professional & Education.

Corporate & Financial Services: Strong organic revenue growth of 7% for the half year, with continued strong performance from the Corporate Legal Services unit within its Corporate, UCC, and Litigation product lines, and good growth in core bank products and indirect lending within the Financial Services unit.

Tax, Accounting & Legal: Organic revenue growth of 2% for the half year, with continued strong results in Tax and Accounting, U.S. (5% organic growth) and Canada, partially offset by timing differences in the publishing schedule for Law & Business and workflow solutions in Australia compared with 2006.

Legal, Tax & Regulatory Europe: Organic revenue growth of 3% for the half year, reflecting good growth in Central Eastern Europe, Italy, Spain, the Netherlands, and Belgium, and strong growth in electronic solutions, software, and services. Significant improvement in operating margin reflects the success of the division's restructuring efforts.

Reiteration of outlook for 2007 (continuing operations and in constant currencies[2]):

Key Performance Indicators	2007
Organic revenue growth	4%
Ordinary EBITA margin	19-20%
Cash conversion ratio (CAR)	95-105%
Free cash flow	±€425 million
Return on invested capital[3]	≥ WACC [4]
Ordinary diluted EPS	€1.45-€1.50

Guidance per division	2007 organic revenue growth
Health	2-3%
Corporate & Financial Services	5-7%
Tax, Accounting & Legal	4-6%
Legal, Tax & Regulatory Europe	2-4%

2007 guidance
Cost savings: It is expected that cost savings will achieve a run-rate of €160 million.
Phasing: As was the case in 2006 and prior years, organic revenue growth is expected to accelerate in the second half of 2007.

[2] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.
[3] After tax
[4] WACC (weighted average cost of capital) is currently 8% after tax

Wolters Kluwer

Outlook beyond 2007[5]

Key Performance Indicators	Beyond 2007
Organic revenue growth	4-5%
Operating margins (ordinary EBITA margin)	Continuous improvement
Ordinary diluted EPS	Double-digit growth
Return on invested capital[6]	> WACC [7]
Dividend policy	Progressive
Target net-debt-to-EBITDA ratio	Approximately 2.5x

Income statement figures
(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
830	827	0	4	Revenues	1,677	1,645	2	7
115	97	19		Operating profit	242	196	24	
14	12			Operating profit margin (%)	14	12		
70	58	21		Profit for the period from continuing operations	154	123	26	
666	74			Total profit for the period	742	131		
0.23	0.19	20		Basic EPS from continuing operations (€)	0.50	0.40	25	
0.22	0.19	19		Diluted EPS from continuing operations (€)	0.49	0.40	24	
2.16	0.24			Basic EPS (€)	2.41	0.43		
2.14	0.23			Diluted EPS (€)	2.38	0.42		

[5] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.
[6] After tax
[7] WACC (weighted average cost of capital) is currently 8% after tax

Wolters Kluwer

Other benchmark figures (from continuing operations) [8]
(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
146	125	17	21	Ordinary EBITA	304	251	21	27
18	15			Ordinary EBITA margin (%)	18	15		
146	125	17	21	EBITA	304	251	21	27
18	15			EBITA margin (%)	18	15		
87	76	14	22	Ordinary net income	181	153	18	29
0.28	0.24	14	21	Ordinary diluted EPS (€)	0.58	0.49	18	28
0.28	0.24	21		Ordinary diluted EPS in constant currencies (€)	0.60	0.47	28	

Non income statement benchmark figures (continuing operations)
(All amounts are in millions of euros unless otherwise indicated)

Second quarter				Six months ended June 30		
2007	2006	Change %		2007	2006	Change %
0.73	0.79		Cash conversion ratio (CAR)	0.80	0.83	
16	72	(78)	Free cash flow	118	154	(23)
0.05	0.24	(79)	Diluted free cash flow per share (in euros)	0.38	0.50	(24)
			Net debt[9]	1,362	2,116	(36)
			Ultimo FTEs	17,679	16,682	6

[8] Wherever used in this press release, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of restructuring expenses relating to initiatives that followed the three-year plan of 2003-06. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

[9] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents, and value of related derivative financial instruments.

Financial Performance

Revenues
First-half 2007 revenues of €1,677 million grew 2% compared to the same period of 2006 (€1,645 million), as a result of 3% organic growth and the contribution of acquisitions, partially offset by a weaker U.S. dollar (2007: EUR/USD = 1.33; 2006: EUR/USD = 1.23). Organic revenue growth, in constant currencies and excluding the impact of acquisitions and divestments, was driven by particularly strong results from Corporate & Financial Services (CFS) as well as good growth from Tax, Accounting & Legal (TAL), and Legal, Tax & Regulatory Europe (LTRE).

Second-quarter revenues were €830 million, slightly higher than the same period of 2006 (€827 million) as 2% organic growth and the impact of acquisitions were partially offset by a weaker U.S. dollar. Organic growth was driven by the continued strong performance of CFS and TAL. Organic revenue growth in LTRE was impacted by the phasing of a French tradeshow which was held in the first quarter of 2007 rather than the second quarter as was the case in 2006.

Operating profit, profit for the period, EPS
First-half 2007 operating profit of €242 million grew 24% compared to the same period in 2006 (€196 million), reflecting increased revenue growth, the contribution of acquisitions, and increased cost savings. The operating profit margin improved to 14%, compared to 12% in the first half of 2006.

Second-quarter operating profit of €115 million grew 19% compared to the same period of 2006 (€97 million). The operating profit margin improved to 14%, compared to 12% in the second quarter of 2006.

In the first half of 2007, net financing costs increased to €55 million (same period of 2006: €48 million), reflecting the impact of higher interest rates and the redemption of the low-cost convertible bond in the fourth quarter of 2006.

The result on disposals mainly consists of the profit realized on the disposal of the 25.9% participation in Sdu Uitgevers bv in the first quarter of 2007, and the disposal of Uitgeverij Nassau bv in the second quarter of 2007.

The effective tax rate was 22% in the first half of 2007, in line with the same period of 2006.

First-half profit from continuing operations of €154 million grew 26% compared to the same period of 2006 (€123 million).

Diluted EPS from continuing operations grew by 24% to €0.49 for the first half of 2007.

Income from discontinued operations (Education division) of €588 million consists of the book profit of €595 million related to the divestment on June 15, 2007, and the loss of the operations of €7 million for the period January 1, 2007, to June 15, 2007.

Ordinary EBITA, ordinary net income, ordinary EPS
First-half 2007 ordinary EBITA of €304 million (ordinary EBITA margin 18%) grew 21% compared to €251 million (ordinary EBITA margin 15%) in the same period of 2006. Improvement was driven by strong revenue performance, contributions from acquisitions, and the increased benefits of cost savings.

Second-quarter ordinary EBITA of €146 million (ordinary EBITA margin 18%) grew 17% compared to €125 million (ordinary EBITA margin 15%) in the same period of 2006.

The tax rate on ordinary income before tax was 27%, which is in line with the first half of 2006 (26%).

Ordinary net income in the second quarter grew 14% to €87 million, and 18% to €181 million in the first half, reflecting the increase in ordinary EBITA.

Ordinary diluted EPS grew 18% to €0.58 in the first half of 2007 compared to the same period in 2006 (€0.49), reflecting the strong underlying performance of the business, partially offset by the weaker U.S. dollar. Ordinary diluted EPS in constant currencies grew 28% to €0.60 in the first half of 2007 compared to the same period of 2006 (€0.47).

Balance sheet, cash flow
First-half 2007 free cash flow was €118 million, compared to €154 million in the same period of 2006. Higher operating profit was offset by higher financing costs paid and corporate income tax paid, due to one-off refunds of corporate income tax in 2006, particularly during the second quarter.

Net proceeds from the Education divestment were €665 million.

Net debt decreased from €2,050 million at December 31, 2006, to €1,362 million at June 30, 2007 (June 30, 2006: €2,116 million), mainly due to proceeds from the Education divestment and the sale of the shares of Sdu Uitgevers bv.

Wolters Kluwer started its previously announced share buy-back program on June 18, 2007. Through June 30, 2007, the company repurchased 2.7 million ordinary shares under this program, for a total consideration of €61 million. Cash payments for this program amounted to €44 million through June 30, 2007.

Wolters Kluwer

Division overview (continuing operations)[10]
(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
		Revenues		
186	201	▪ Health	354	384
133	132	▪ Corporate & Financial Services (CFS)	268	267
201	190	▪ Tax, Accounting & Legal (TAL)	451	415
310	304	▪ Legal, Tax & Regulatory Europe (LTRE)	604	579
830	827	Total revenues	1,677	1,645
		Operating profit		
13	13	▪ Health	12	24
32	25	▪ Corporate & Financial Services (CFS)	67	50
29	23	▪ Tax, Accounting & Legal (TAL)	89	68
51	44	▪ Legal, Tax & Regulatory Europe (LTRE)	92	71
(10)	(8)	▪ Corporate	(18)	(17)
115	97	Total operating profit	242	196
		Ordinary EBITA		
22	22	▪ Health	29	41
34	27	▪ Corporate & Financial Services (CFS)	72	54
41	30	▪ Tax, Accounting & Legal (TAL)	113	85
59	53	▪ Legal, Tax & Regulatory Europe (LTRE)	108	87
(10)	(7)	▪ Corporate	(18)	(16)
146	125	Total ordinary EBITA	304	251

[10] First-half 2006 figures for the TAL and LTRE divisions have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL. 2006 results of the Education division have been reclassified to discontinued operations.

Health
(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2007	Second quarter 2006	Change %	Change constant currency %		Six months 2007	Six months 2006	Change %	Change constant currency %
186	201	(7)	0	Revenues	354	384	(8)	0
13	13	(6)		Operating profit	12	24	(52)	
22	22	(2)	3	Ordinary EBITA	29	41	(30)	(24)
12	11			Ordinary EBITA margin (%)	8	11		
5	8			Capital expenditure on fixed assets (CAPEX)	12	10		
				Ultimo FTEs	2,608	2,622	(1)	

Division focus. Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare and across the world to advance knowledge and its application to improve patient care.

Health's first-half 2007 revenues of €354 million were flat compared to the same period of 2006, in constant currencies. Organic revenue growth was also flat, in line with expectations, and improved compared to (1)% in the first half of 2006. Strong growth is expected in the second half of the year, in line with 2006 performance. Book sales are again expected to show significant growth in the second half, driven by continued strong adoptions and the timing of the publication of new titles. The impact of strong sales in the drug information and documentation and coding product lines at Clinical Solutions is also expected to support accelerated growth. First-half ordinary EBITA margin declined to 8% from 11% in the same period of 2006, reflecting increased investments in sales and marketing to drive growth in the second half of 2007 and the purchase of new data sets at Healthcare Analytics. Second-quarter organic revenues were flat. Second-quarter ordinary EBITA margin increased to 12% (second-quarter 2006: 11%).

Pharma Solutions continued to strengthen core areas of its business, delivering strong performance in medical communications through increased customization services for the pharmaceutical industry. The unit also experienced increasing demand for its business intelligence product line. The unit's Healthcare Analytics business continued to see strong growth in its longitudinal product offerings and payer analytics suite, including the release of an enhanced health claims analyzer product that enables better assessment of patient treatment and response. The business completed the renewal of key targeting and compensation customers for 2008 except for Pfizer, and signed a significant longitudinal data contract with a leading pharmaceutical company. The business also added new data assets to ensure its leadership in longitudinal data products and its future growth.

Medical Research delivered strong performance, driven by increased Ovid online revenues. The unit also is on track for release of Ovid SP 1.0 in the second half of 2007. This comprehensive new version of Ovid offers enhanced search and additional functionality, further securing Ovid's position as the most relevant global medical search platform. Recent customer research ranked Ovid #1 in technological leadership, data quality, and search experience compared against six other providers, reinforcing the unit's strategic focus

on providing superior integrated content and workflow tools. The unit introduced new pricing to smooth customers' transition from print to online and to optimize the value of Wolters Kluwer's proprietary content delivered on Ovid.

Professional & Education's first-half 2007 results were impacted by the timing of wholesaler book orders. A return to strong growth is expected in the second half of 2007, as adoptions have accelerated over prior year and the front list for the second half is significant. The unit's journals business continued to focus on strengthening its society relationships and building new proprietary journals. The unit recently won two new society journal publishing agreements, and launched *Heart Insight*, a consumer-focused journal, with the American Heart Association and *Disaster Medicine and Public Health Preparedness* with the American Medical Association during the first half of 2007.

Clinical Solutions delivered double-digit organic growth, driven by strong performance in the drug information products, including winning a number of new contracts with major retail pharmacy chains. During the second quarter, ProVation Medical also secured new contracts for its procedure documentation and coding software and has a strong pipeline in place to support future growth. In addition, the unit is focused on globalization opportunities for its ProVation product line with planned expansion into Australia and New Zealand.

Corporate & Financial Services (CFS)
(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
133	132	0	7	Revenues	268	267	0	8
32	25	25		Operating profit	67	50	34	
34	27	23	32	Ordinary EBITA	72	54	32	42
26	21			Ordinary EBITA margin (%)	27	20		
3	6			Capital expenditure on fixed assets (CAPEX)	11	11		
				Ultimo FTEs	3,253	3,096	5	

Division focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

Corporate & Financial Services' first-half 2007 revenues were €268 million, an 8% increase in constant currencies compared to the same period of 2006. Organic revenue growth of 7% was largely driven by double-digit growth at Corporate Legal Services, which reflects continued strength across its Corporate & Governance, UCC, and Litigation business lines. Ordinary EBITA margin grew to 27% compared to 20% in the same period of 2006 due to the high incremental profit on revenue growth in its core business, ongoing improvements in its cost structure, and the benefits of lower restructuring costs. In the second quarter, total revenues increased 7% in constant currencies, while organic revenue growth was 5% and ordinary EBITA margin grew to 26%, compared to the second quarter of 2006 (21%).

Corporate Legal Services delivered double-digit organic revenue growth in the first half of 2007 driven by strong renewal levels in its representation product line, market share gains within the UCC business, and solid volume growth in its core corporate on-demand product lines, supported by strong M&A and IPO market dynamics. The unit enjoyed a record-setting first half for its annual report e-filing business and a record quarter for UCC filings. Additionally, it continued to improve CT Summation products by releasing a new version of its litigation case file review and hosting system, CaseVault 5.0. In support of Wolters Kluwer's strategy to grow its global footprint, CT TyMetrix opened a London office to better serve corporate legal departments and claims organizations in the United Kingdom and Europe.

Wolters Kluwer Financial Services reported solid results for the half year with particularly strong performance in its core banking, indirect lending, and insurance product lines as it focused on delivering more electronic and integrated solutions. Banking content showed good growth driven by new sales in the IRA support business and for the new ComplianceOne loan origination platform. This strong performance was partially offset by softness in its mortgage product line due to continued difficulties in the U.S. mortgage market. Financial Services also realized solid growth in its insurance and securities businesses as the launch of new products focused on recent regulatory changes, particularly in the area of securities risk management and anti-money laundering, met with good customer adoption. Financial Services launched its Securities Compliance Solutions in the United Kingdom in order to support its customers' compliance needs with increasingly global regulations.

Tax, Accounting & Legal (TAL)[11]
(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
201	190	6	11	Revenues	451	415	9	15
29	23	30		Operating profit	89	68	32	
41	30	33	42	Ordinary EBITA	113	85	32	43
20	16			Ordinary EBITA margin (%)	25	21		
7	1			Capital expenditure on fixed assets (CAPEX)	10	4		
				Ultimo FTEs	5,319	4,569	16	

Division focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets.

Tax, Accounting & Legal's first-half 2007 revenues were €451 million, an increase of 15% in constant currencies compared to the same period of 2006, driven mainly by the Small Firm Services group consisting of ATX/Kleinrock and TaxWise, acquired in the second half of 2006. Organic revenue growth of 2% was driven by the continued strong performance of Tax and Accounting, U.S. and Canada, partially offset by timing differences in the publishing schedule for Law & Business and workflow solutions in Australia, compared with 2006. Ordinary EBITA margin grew to 25% compared to the same period of 2006 (21%),

[11] TAL's first-half 2006 figures have been restated to reflect the transfer of the operations in the United Kingdom to the TAL division from the LTRE division.

reflecting continued strong revenue performance, particularly from Tax and Accounting, U.S., the contribution from Small Firm Services, and the benefit of lower restructuring costs. Second-quarter revenues increased 11% in constant currencies, with 3% organic revenue growth. Ordinary EBITA margin grew to 20%, compared to the second quarter of 2006 (16%).

Tax and Accounting delivered good growth compared to 2006 supported by strong software and online revenue growth across all markets. In the United States, organic growth of 5% was driven by increased sales of the ProSystem *fx* software line, particularly ProSystem *fx* Tax, Document, Engagement, and Scan, which advanced the unit's paperless strategy for professionals. The continued strong performance of Accounting Research Manager, the Integrated Online Libraries, and the Sales and Use Tax group portfolio also contributed to good results and furthered the unit's content leadership. Small Firm Services realized good growth over prior year through gains in tax software sales and renewals, as well as bank products. The division extended its relationship with the U.S. Internal Revenue Service through additional services to the agency. CCH Canadian benefited from strong sales of its CCH Accountants' Suite, which leverages the U.S. ProSystem software line, and new online products to support organic growth of 4% through the half year. Sales were strong in China and the CCH India office, now fully operational, performed well. In Australia, growth was impacted by timing differences in its legal workflow solutions line compared with 2006. The launch of CCH ProSystem in Australia continued to build good sales momentum in the second quarter, offset by softness in the Australian publishing line. Tax and Accounting continued to invest in its new online platform, Atlas, expected to launch in late 2007, as well as .Net technology to support the next generation of tax and accounting software products.

Wolters Kluwer Law & Business delivered flat performance due to its publishing schedule, which is weighted to the second half of 2007 compared to 2006 when the majority of new products launched in the first half. The Legal Education group and Kluwer Law International showed good performance in the second quarter to drive organic growth of 3% for the unit. Advancing its strategy to provide specialized content and workflow tools to lawyers and business compliance professionals, the unit introduced new integrated workflow solutions, including the ChargeMaster Pro tool in the health reimbursement market. The acquisition of MediRegs in the second quarter also expanded the unit's offerings in the healthcare compliance market. Wolters Kluwer U.K., which was transferred to Law & Business at the beginning of 2007, benefited from the effects of restructuring with significantly improved operating margins.

Legal, Tax & Regulatory Europe (LTRE)[12]
(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2007	Second quarter 2006	Change %	Change constant currency %		Six months 2007	Six months 2006	Change %	Change constant currency %
310	304	2	2	Revenues	604	579	4	4
51	44	17		Operating profit	92	71	30	
59	53	13	12	Ordinary EBITA	108	87	24	24
19	17			Ordinary EBITA margin (%)	18	15		
11	6			Capital expenditure on fixed assets (CAPEX)	17	12		
				Ultimo FTEs	6,403	6,302	2	

Division focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, LTRE has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

Legal, Tax & Regulatory Europe's first-half 2007 revenues were €604 million, an increase of 4% compared to the same period of 2006. Organic revenue growth was 3%, with strong growth in Central Eastern Europe, Italy, Spain, the Netherlands, and Belgium. Continued strong growth of electronic solutions, software, and services offset the decline of the division's legacy loose-leaf portfolio. Ordinary EBITA margin grew to 18% compared to 15% in the same period of 2006, reflecting strong organic revenue growth and the increased benefits of the restructuring and cost-management programs. Second-quarter revenues increased 2%, with organic revenue growth of 1%, impacted by the phasing of the Pharmagora trade fair in France, which was held in the first quarter in 2007 compared to the second quarter in 2006. Second-quarter ordinary EBITA margin improved to 19%, compared to the second quarter of 2006 (17%).

The division's revenue performance was driven by sales of online and software solutions as the markets across Europe continue to adopt these products. Several new and enhanced products were launched to support future growth. Wolters Kluwer Italy expanded the "Centric" solution, an integrated online software and information solution for the tax market. In France, the launch of WK Portals, which provide an integrated set of vital tools and information for pharmacists and human resources professionals, met with strong customer adoption.

The Netherlands delivered good growth supported by strong online revenues and the signing of a three-year contract to provide a comprehensive integrated online library of Kluwer content to all employees of the Dutch Central Government. Belgium also continued to deliver good organic growth, driven by increased legislative activity and the launch of several new products in its core markets, including TaxTalk.be, a corporate blog for and by professionals in tax law, accountancy, auditing, finance, and corporate law; and

[12] LTRE's first-half 2006 figures have been restated to reflect the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

Divide, a calculation tool for lawyers. The performance of both the Netherlands and Belgium demonstrates the successful restructuring of these units and their potential for continued growth.

Acquisitions continued to expand and strengthen core market positions throughout the division. The acquisition of LinkPower expanded Wolters Kluwer Belgium into the corporate in-house training segment, and the acquisition of Microlab further strengthened Wolters Kluwer Spain's leadership position in tax and accounting software.

Strong improvements in operating margins were delivered across Europe demonstrating the positive effects of restructuring. The division pursued additional operational excellence initiatives, such as editorial process optimization and sourcing initiatives, to support continuous improvement in operating results.

Corporate
(All amounts are in millions of euros unless otherwise indicated)

Second quarter				Six months ended June 30		
2007	2006	Change %		2007	2006	Change %
(10)	(8)	25	Operating profit	(18)	(17)	7
(10)	(7)	28	Ordinary EBITA	(18)	(16)	7
0	1		Capital expenditure on fixed assets (CAPEX)	0	1	
			Ultimo FTEs	96	93	3

Corporate developments

Sale of Education
On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division to Bridgepoint Capital Limited. The divestment generated a book profit of €595 million and net proceeds of €665 million.

Share buy-back
On June 18, 2007, Wolters Kluwer began its share buy-back program announced March 26, 2007. In connection with the divestment of the Education division, Wolters Kluwer announced its intention to return approximately €475 million of the net proceeds from the sale of the Education division to shareholders through this program. The share buy-back ends on December 31, 2007, unless prior to such date the aggregate value of shares acquired exceeds the €475 million; or if ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or in the event of a corporate transaction regarding Wolters Kluwer. The total number of shares repurchased under this program to date is 7,053,619 ordinary shares for a total consideration of €159.9 million.

Corporate office staff
Kevin Entricken began his appointment as Vice President of Investor Relations on June 1, 2007. Formerly, Mr. Entricken served as Chief Financial Officer of Wolters Kluwer Law & Business, part of the Tax, Accounting & Legal division.

Wolters Kluwer

Calendar

2007 Third-quarter Results	November 7, 2007
2007 Full-year Results	February 27, 2008
2008 First-quarter Results	May 7, 2008
Publication of 2007 Annual Report	March 2008
Annual General Meeting of Shareholders, Amsterdam	April 22, 2008

Full overview available at www.wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, and legal and regulatory sectors. Wolters Kluwer had 2006 annual revenues of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

Presentations by Senior Management on August 1, 2007 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM CET; Investor/Analyst Meeting: 1:00 PM CET
Both meetings will be webcast on the corporate website www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website (www.wolterskluwer.com) and on http://www.cantos.com.

Wolters Kluwer

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report is unaudited. The interim financial information that was presented for 2006 has been restated to reflect the presentation of the Education division as discontinued operations and the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

Second quarter			Six months ended June 30	
2007	2006		2007	2006
830	827	**Revenues**	1,677	1,645
307	309	Cost of sales	610	607
523	518	Gross profit	1,067	1,038
154	159	Sales costs	312	318
		General and administrative costs		
223	234	▪ General & administrative operating expenses	451	469
31	28	▪ Amortization of publishing rights and impairments	62	55
408	421	Total operating expenses	825	842
115	97	**Operating profit**	242	196
0	1	Income from investments	0	3
7	7	Finance income	13	16
(33)	(33)	Finance costs	(68)	(64)
3	0	Results on disposals	12	7
(1)	0	Share of profit of associates	(1)	0
91	72	Profit before tax	198	158
(21)	(14)	Income tax expense	(44)	(35)
70	58	**Profit for the period from continuing operations**	154	123
596	16	Discontinued operations	588	8
666	74	**Total profit for the period**	742	131
		Attributable to		
666	74	▪ Equity holders of the parent	742	131
0	0	▪ Minority interests	0	0
666	74	Profit for the period	742	131
0.23	0.19	Basic EPS from continuing operations (€)	0.50	0.40
0.22	0.19	Diluted EPS from continuing operations(€)	0.49	0.40
2.16	0.24	Basic EPS (€)	2.41	0.43
2.14	0.23	Diluted EPS (€)	2.38	0.42

Condensed consolidated balance sheet

(All amounts are in millions of euros unless otherwise indicated)

	June 30, 2007		December 31, 2006		June 30, 2006	
Intangible assets	3,845		3,933		3,685	
Property, plant and equipment	153		163		170	
Investments in associates	18		18		19	
Financial assets	34		113		100	
Deferred tax assets	51		56		23	
Non-current assets of discontinued operations	-		105		105	
Total non-current assets		4,101		4,388		4,102
Inventories	85		72		76	
Trade and other receivables	813		940		892	
Income tax receivable	38		18		12	
Cash and cash equivalents	100		138		114	
Current assets of discontinued operations	-		97		156	
Total current assets	1,036		1,265		1,250	
Deferred income	932		975		880	
Trade and other payables	304		349		328	
Income tax payable	35		25		37	
Short-term provisions	12		21		22	
Borrowings and bank overdrafts	469		943		1,085	
Other current liabilities	315		437		284	
Current liabilities of discontinued operations	-		84		65	
Total current liabilities	2,067		2,834		2,701	
Working capital		(1,031)		(1,569)		(1,451)
Capital employed		**3,070**		**2,819**		**2,651**
Long-term debt		992		1,232		1,230
Deferred tax liabilities		179		185		130
Employee benefits		144		183		174
Provisions		8		10		12
Non-current liabilities of discontinued operations		-		13		14
Total non-current liabilities		1,323		1,623		1,560
Equity attributable to equity holders of the parent		1,745		1,194		1,090
Minority interests		2		2		1
Total equity		1,747		1,196		1,091
Total financing		**3,070**		**2,819**		**2,651**

Condensed consolidated cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
		Cash flows from operating activities		
115	97	Operating profit	242	196
51	48	Amortization and depreciation	101	96
(34)	(24)	Autonomous movements in working capital	(51)	(46)
132	121	**Cash flow from operations**	292	246
(48)	(42)	Paid financing costs	(86)	(67)
(37)	19	Paid corporate income tax	(43)	23
(6)	(6)	Appropriation of restructuring provisions	(10)	(19)
4	4	Share-based payments	9	9
(4)	(2)	Other	(1)	0
41	94	**Net cash from operating activities**	161	192
		Cash flows from investing activities		
(26)	(22)	Net capital expenditure	(50)	(38)
(18)	(34)	Acquisition spending	(52)	(433)
4	0	Receipts from disposal of activities	83	2
1	0	Dividends received	7	0
4	7	Cash from derivatives	4	1
(35)	(49)	**Net cash from/(used for) investing activities**	(8)	(468)
		Cash flows from financing activities		
1	1	Exercise share options	2	3
(567)	(3)	Redemption loans	(719)	(6)
-	61	New loans	-	144
13	(34)	Movements in bank overdrafts	16	(5)
(111)	(80)	Dividend payments	(111)	(80)
(44)	(19)	Repurchased shares	(44)	(19)
(708)	(74)	**Net cash from/(used for) financing activities**	(856)	37
(702)	(29)	**Net cash from/(used for) continuing operations**	(703)	(239)
		Cash flows from discontinued operations		
32	(35)	Net cash from/(used for) operating activities	0	(73)
667	(1)	Net cash from/(used for) investing activities	665	(2)
0	0	Net cash from/(used for) financing activities	0	0
699	(36)	**Net cash flow from/(used for) discontinued operations**	665	(75)
(3)	(65)	**Net cash from/(used for) continuing and discontinued operations**	(38)	(314)
101	177	Cash and cash equivalents at beginning of period	138	428
2	2	Exchange differences on cash and cash equivalents	0	0
103	179		138	428
100	114	**Cash and cash equivalents as at June 30**	100	114

Condensed consolidated statement of recognized income and expense

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30	
	2007	2006
Total profit for the period	742	131
Exchange differences on translating foreign operations	(40)	(125)
Gains/(losses) on hedges of net investments in foreign operations	6	33
Gains/(losses) on cash flow hedges	3	-
Actuarial gains/(losses) on defined benefit plans	5	58
Tax on items taken directly to or transferred from equity	(4)	(18)
Net income recognized directly in equity	(30)	(52)
Total recognized income and expense for the period	712	79
Attributable to		
• Equity holders of the parent	712	79
• Minority interest	0	0
	712	79

Condensed statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2007			2006
	Shareholders' equity	Minority interest	Total equity	Total equity
Balance at January 1	1,194	2	1,196	1,099
Total recognized income and expense for the period	712		712	79
Cash dividend	(111)		(111)	(80)
Share-based payments	9		9	9
Exercise of share options	2		2	3
Repurchased shares	(61)		(61)	(19)
Position at June 30	**1,745**	**2**	**1,747**	**1,091**

Wolters Kluwer

Selected Explanatory Notes

Statement of compliance
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group at and for the year ended December 31, 2006.

Accounting policies
The consolidated financial information has been prepared in accordance with IFRS and its interpretations, including International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2006 Annual Report.

Discontinued operations
On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division. IFRS 5 requires companies to report the financial information of discontinued operations separately from continuing operations. Consequently, the financial information of the Education division for 2007 has been presented separately under the caption "discontinued operations." The financial information for 2006 has been restated accordingly.

Estimates
The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements at and for the year ended December 31, 2006.

Special items contained in the interim financial report

Seasonality
Some of our businesses are impacted by seasonal purchasing patterns. Revenues of Wolters Kluwer's tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professional markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions
Total net acquisition spending in the first six months of 2007 was €52 million, including payments for acquisitions made in previous years.

Disposals
On March 6, 2007, Wolters Kluwer announced the sale of its 25.9% participation in Sdu Uitgevers bv, the Hague, the Netherlands. Sale price for the transfer of ownership was €85 million, which includes a settlement for the dividend for the year 2006 of €6 million.

On April 12, 2007, Wolters Kluwer announced the sale of Uitgeverij Nassau bv. Nassau was part of the LTRE division, has annual revenues of approximately €11 million and 70 employees.

Wolters Kluwer

Discontinued operations, disposal of the Education division

On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division for a total consideration of €774 million. A gain of €595 million was recorded on the sale. Net proceeds amounted €665 million.

Profit for the period from discontinued operations
(all amounts are in millions of euros)

	June 30, 2007
Post-tax loss of discontinued operations	(7)
Post-tax gain on the disposal of the Education division	595
Profit for the period	588

Post-tax gain/(loss) of discontinued operations

	January 1 - June 15, 2007	January 1 - June 30, 2006
Revenues	80	125
Expenses	(90)	(114)
Profit/(loss) before taxation	(10)	11
Income tax	3	(3)
Profit/(loss) for the period	(7)	8

Post-tax gain on the disposal of the Education division:

	June 30, 2007
Gain before tax on the disposal	599
Income tax	(4)
Profit for the period	595

The sale of the shares of the Education businesses is mainly tax exempt, due to the application of the participation exemption.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In the first six months of 2007, no issuances or repurchases of debt securities occurred. In June 2007 subordinated bonds 1997-2007 were repaid for an amount of €227 million.

No issuances of equity instruments other than 3,147,856 shares for stock dividend occurred. The annual cash dividend of €111 million was paid in May.

On June 18, 2007, Wolters Kluwer began its previously announced share buy-back program. By June 30, 2007, the company repurchased 2,717,017 ordinary shares under this program, for a total consideration of €61 million (cash out-flow €44 million).

Under the 2007-09 Long-Term Incentive Plan, 1,238,940 shares were conditionally awarded to the Executive Board and other senior managers of the company in the first six months of 2007 (8,000 in the second quarter). 7,400 shares were forfeited in the first six months of 2007 (all in the second quarter). Related to LTIPs 2005-07 and 2006-08, 221,300 shares were forfeited in the first six months of 2007 (120,500 in the second quarter).

The expenses of the Long-Term Incentive Plans have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period.

Under LTIP 2004-06, Wolters Kluwer reached the fourth position in the Total Shareholder Return ranking of its peer group of 16 companies. As a result, in the first quarter of 2007 the company released 125% of the conditional number of shares awarded in 2004 to the Executive Board and other senior managers of the company, which equals a total number of 1,461,875 shares. The company issued 461,875 new shares and released 1 million treasury shares.

In the first six months of 2007, 1,509,750 share options were withdrawn (94,000 in the second quarter) and 181,000 share options were exercised (109,000 in the second quarter), for a total value of €2 million that was received by the company.

Other Information

Reconciliation of benchmark figures (from continuing operations)

(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
115	97	Operating profit	242	196
31	28	Amortization of intangible fixed assets	62	55
146	125	EBITA	304	251
-	-	Exceptional restructuring expense	-	-
146	125	Ordinary EBITA	304	251

Reconciliation between profit for the period and ordinary net income

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
70	58	Profit for the period attributable to the equity holders of the parent (A)	154	123
31	28	Amortization of intangible fixed assets	62	55
(11)	(10)	Tax on amortization	(23)	(20)
(3)	-	Results on disposals (after taxation)	(12)	(5)
-	-	Exceptional restructuring expense (after taxation)	-	-
87	76	Ordinary net income(B)	181	153

Reconciliation between cash flow from operating activities and free cash flow

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
41	94	Net cash from operating activities	161	192
(26)	(22)	Net capital expenditure	(50)	(38)
1	0	Dividends received	7	0
16	72	Free cash flow (C)	118	154

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
132	121	Cash flow from operations	292	246
(26)	(22)	Net capital expenditure	(50)	(38)
146	125	Ordinary EBITA	304	251
0.73	0.79	CAR (Cash flow from operations minus net capital expenditure divided by ordinary EBITA)	0.80	0.83

Earnings per share (EPS) calculations (in euros unless otherwise indicated)

Second quarter 2007	Second quarter 2006		Six months ended June 30 2007	Six months ended June 30 2006
308.7	306.6	Weighted average number of shares (D)	307.5	305.5
312.9	322.4	Diluted weighted average number of shares (E)	311.8	320.9
-	3	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	-	5
0.28	0.25	Ordinary EPS (B/D)	0.59	0.50
0.28	0.24	Ordinary diluted EPS (minimum of ordinary EPS and [(B+F)/E]	0.58	0.49
0.28	0.24	Ordinary diluted EPS in constant currencies	0.60	0.47
0.23	0.19	Basic EPS from continuing operations (A/D)	0.50	0.40
0.22	0.19	Diluted EPS from continuing operations (minimum of EPS and [(A+F)/E]	0.49	0.40
0.05	0.24	Free cash flow per share (C/D)	0.38	0.51
0.05	0.24	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.38	0.50

Wolters Kluwer

Health

Second quarter		2007	2006	Change *(in millions)* Organic	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	186	201	0	0	(15)	(15)
Ordinary EBITA	EUR	22	22	1	0	(1)	0
Revenues	USD	251	251	0	0	0	0
Ordinary EBITA	USD	29	28	1	0	0	1
Ordinary EBITA margin		12	11				

Corporate & Financial Services (CFS)

Second quarter		2007	2006	Change *(in millions)* Organic	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	133	132	7	3	(9)	1
Ordinary EBITA	EUR	34	27	8	1	(2)	7
Revenues	USD	179	167	9	3	0	12
Ordinary EBITA	USD	46	35	10	1	0	11
Ordinary EBITA margin		26	21				

Tax, Accounting & Legal (TAL)

Second quarter		2007	2006	Change *(in millions)* Organic	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	201	190	6	15	(10)	11
Ordinary EBITA	EUR	41	30	7	6	(2)	11
Revenues	USD	270	237	8	19	6	33
Ordinary EBITA	USD	55	38	9	7	1	17
Ordinary EBITA margin		20	16				

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

Second quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	310	304	3	2	1	6
Ordinary EBITA	EUR	59	53	5	1	0	6
Ordinary EBITA margin		19	17				

Wolters Kluwer

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer to Expand in Russia through Acquisition of 55% in the International Centre for Financial and Economic Development

Joint venture with leading Russian publisher extends Wolters Kluwer Legal, Tax & Regulatory Europe's strong market position in Eastern Europe

Amsterdam (August 1, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced it reached an agreement on the acquisition of a majority participation of 55% of shares in the International Centre for Financial and Economic Development (ICFED), a leading Moscow-based professional publisher specializing in information services for human resources, tax, and accounting professionals. Wolters Kluwer has the right to acquire the remaining 45% of shares over time. The current owners of ICFED will stay on and remain committed to further success and expansion of the company. The joint venture will significantly extend Wolters Kluwer's position in Eastern Europe as a provider of integrated products and solutions. The current Wolters Kluwer Russia activities will be part of the joint venture.

ICFED (known in the Russian language as MCFR) holds leading positions in journals, loose-leafs, books, and education and training for human resources, tax, accounting, legal, and public administration professionals throughout Russia. Over the past two years, ICFED has expanded into Ukraine, Kazakhstan, Uzbekistan, and Azerbaijan - key members of the Commonwealth of Independent States - launching customized versions of their products and training resources for HR and tax professionals. Founded in 1991, ICFED currently has approximately 800 employees.

"Adding ICFED's market-leading products and services to Wolters Kluwer's strong European portfolio is a significant step in our strategy to accelerate profitable growth," said Rolv Eide, CEO of Wolters Kluwer Legal, Tax & Regulatory Europe. "We see important potential in emerging markets such as Russia as significant growth in the number of professionals continues. We are very pleased with this cooperation and together with our business partners, we can further grow the business. This joint venture enables us to expand our global footprint and product offering to better serve our customers in Eastern Europe."

Maxim Mezhansky, CEO of ICFED, said, "We are proud to begin this cooperation with Wolters Kluwer. Access to global best practices in software solutions and online publishing will increase our opportunities to offer the best solutions to our markets and create enhanced value for professionals in Russia and the CIS."

Completion of the proposed shareholding is subject to approval by anti-trust authorities and other customary closing conditions. Terms of the transaction are not disclosed.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext

Wolters Kluwer

Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END